Exhibit 1.2

PURCHASE AND ASSIGNMENT AGREEMENT

THIS PURCHASE AND ASSIGNMENT AGREEMENT, dated as of August  , 2009 (this “Agreement”), is by and between Bzinfin, S.A., a British Virgin Islands company (“Bzinfin”), and Ener1, Inc., a Florida corporation (“Ener1”).

A. Pursuant to a Novation and Assignment Agreement, Bzinfin acquired from Ener1 Group, Inc., a Florida corporation (“Group”), all of Group’s rights and obligations as a lender and warrant holder under that certain 40,000,000 Norwegian Kroner Loan Facility Agreement, dated January 12, 2009, between Think Technology AS and Think Global AS, as borrowers, and Group and certain other parties thereto, as lenders (as amended by that certain Waiver and Amendment Agreement dated February 26, 2009, that certain Waiver and Amendment Agreement #2 dated March 26, 2009, that certain Waiver and Amendment Agreement #3 dated April 22, 2009, that certain Waiver and Amendment Agreement #4 dated May 18, 2009, and that certain Waiver and Amendment Agreement #5 dated July 31, 2009 and Transfer Certificate dated August 18, 2009 together with any related documents, the “Think Loan”).

B. Bzinfin desires to sell to Ener1, and Ener1 desires to purchase from Bzinfin, all of Bzinfin’s rights, obligations and interest in the Think Loan.

In consideration of the mutual promises made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Bzinfin and Ener1 hereby agree as follows:

1. SALE AND PURCHASE OF THINK LOAN INTEREST.

Bzinfin hereby agrees to sell to Ener1, and Ener1 hereby agrees to purchase from Bzinfin, all of Bzinfin’s rights, obligations, and interest in and to the Think Loan (the “Purchased Loan Interest”). The purchase price for the Purchased Loan Interest is $5,381,918 and shall be payable in shares of Ener1 common stock based on a per share conversion price of $6.00 (or a total of 896,986 shares). For the avoidance of doubt, the Purchased Think Loan Interest includes, as of the date hereof:

(i)	Outstanding principal of 16,330,877 NOK;

(ii)	Accrued interest of 1,876,912 NOK;

(iii)	45,242 warrants issued under the “Think Loan” Agreements.

(iv)	3,533,961 warrants in Think Global issuable in connection with a certain emergency bridge loan.

The closing of the sale and purchase of the Purchased Loan Interest shall take place at such time and place that is mutually satisfactory to Bzinfin and Ener1, but in no event later than August 31, 2009.

2
REPRESENTATIONS AND WARRANTIES.

Bzinfin represents and warrants to Ener1 that, as of the date hereof, (i) it has the requisite power and authority to execute, deliver and perform this Agreement; and (ii) this Agreement constitutes its valid and legally binding obligation, enforceable against it in accordance with its terms, subject to: (x) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally and (y) general principles of equity.

Ener1 represents and warrants to Bzinfin that, as of the date hereof, (i) it has the requisite power and authority to execute, deliver and perform this Agreement; and (ii) this Agreement constitutes its valid and legally binding obligation, enforceable against it in accordance with its terms, subject to: (x) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws of general application relating to or affecting the enforcement of creditors’ rights generally and (y) general principles of equity.

3. FURTHER ASSURANCES.

Bzinfin and Group shall execute and deliver such additional instruments, documents or conveyances and take such other actions as shall be reasonably necessary, or otherwise reasonably requested by the other party, to confirm and assure the rights and obligations provided for in this Agreement, including without limitation, a transfer certificate in the form attached hereto as Exhibit A.

4. MISCELLANEOUS.

4.1 Entire Agreement; Amendments; Waivers. This Agreement constitutes the entire agreement between the parties with regard to the subject matter hereof, superseding all prior agreements or understandings, whether written or oral, between or among the parties. Neither this Agreement nor any term hereof may be amended or waived except pursuant to a written instrument executed by both of the parties hereto. Any waiver granted hereunder shall be effective only in the specific instance and for the specific purpose for which given.

4.2 Governing Law and Arbitration. This Agreement shall be governed by and construed under the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York. Any dispute, controversy or claim arising out of, in connection with, or in relation to this Agreement, including the validity, invalidity, breach or termination thereof, shall be resolved by mandatory binding arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chamber of Commerce in force on the date when the Notice of Arbitration is submitted in accordance with such Rules. The number of arbitrators shall be one. The seat of the arbitration shall be Geneva, Switzerland. The arbitral proceedings shall be conducted in English and all documents shall be provided in the English language or with translations into the English language.

4.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have executed this Purchase and Assignment Agreement as of the date set forth in the first paragraph hereof.

BZINFIN, S.A.

By:	_______________________________ Name:
Title:
ENER1, INC.
By:	_______________________________ Name:
Title: